May 7, 2014

VIA EMAIL AND MAIL
Michael Clampitt
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: China Commercial Credit, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 25, 2014
File No. 333-193360

Dear Mr. Clampitt:

China Commercial Credit, Inc. (the “Company”, “we”, “our”, “us”, or “CCC”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated April 30, 2014, regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-1 filed on April 25, 2014. A marked version of the proposed Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment No. 4”) is transmitted herewith reflecting all changes from the previously filed Amendment No. 3. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 3 to Registration Statement on Form S-1 filed April 25, 2014
The Company, page 2
Business Strategy, page 3

1.
We note your revisions on page 3 of Wujiang Luxiang’s registered capital, both as of December 31, 2013 and as it has been subsequently increased. Please supplementally explain why these amounts have changed from previous amendments and revise to add an “as of” date for the current amount.

As of December 31, 2013, the registered capital of Wujiang Luxiang was RMB 300 million and this amount has since been increased to RMB 333 million for the reasons explained in the prospectus.  Our auditors believe we should use the exchange rate in effect on the date of the event in presenting the US dollar amount of Wujiang Luxiang’s original and increased registered capital amounts. Using the exchange rate on October 21, 2008, the date of incorporation of Wujiang Luxiang, RMB 300 million is approximately $44,063,863. Upon approval of the transfer of the RMB 33 million IPO proceeds (which is approximately $5,385,645 using the exchange rate on March 24, 2014) to Wujiang Luxiang’s registered capital on March 24, 2014, Wujiang Luxiang’s increased registered capital of RMB 333 million is approximately $49,449,508 (i.e. sum of $44,063,863 and $5,385,645).  In Amendment No. 2, we used different exchange rates to present the US dollar amount of the original and increased registered capital.  We have clarified the disclosures on page 3 and page 69 of Amendment No. 4 to add the “as of” date for the amounts and the exchange rates used.

Competitive Strengths of Our P2P Lending Business, page 6

2.
We note your response to comment 3 from our letter dated April 15, 2014 and your related revisions to Pride Online’s business plan. Please provide additional support for your claim that you have “no exposure to loss” or revise. Similarly, revise your discussion of Wujiang Luxiang’s guarantee services beginning on page 60 to disclose whether and in what amounts Wujiang Luxiang intends to act as a guarantor and/or lender for loans through Pride Online.

In response to the Staff’s comment, we clarified on page 6 of Amendment No. 4 that Pride Online has no exposure to loan loss as it is not involved in any lending or guarantee activities. Wujiang Luxiang, on the other hand, intends to act as a guarantor through the Pride Online platform for up to a maximum aggregate guarantee amount of 100% of its registered capital, and thus may be exposed to a loss. We have included additional disclosures on page 6 and page 66 of Amendment No. 4 to include these clarifications.

Executive Compensation, page 82
Director Compensation, page 83

3.
We note your response to comment 5 from our letter dated April 15, 2014 that “Mr. Levy will not receive any stock compensation until” the issuance of such stock is approved by your stockholders. However, Item 402(r)(2)(iii) of Regulation S-K requires disclosure of the aggregate fair value as of the grant date of any stock awards and your disclosure on page 87 of Amendment No. 1 states that the amount deleted from Amendment No. 2 represents “the awards granted by the Company…in the fiscal year” suggesting that Mr. Levy’s stock compensation has already been granted and thus disclosure is required. Furthermore, please explain why Mr. Levy received a larger proportion of his total annual compensation than other non-executive directors, as your disclosure on pages 78-79 states that all non-executive directors have served since August 12, 2013.

The 2,250 shares of common stock mentioned in Amendment No. 1 as having been issued to Mr. Levy on December 5, 2013 were later cancelled on February 19, 2014.  As such, we have removed all references to such cancelled issuance and believe that no disclosure is required pursuant to Item 402(r)(2)(iii).

In addition, Mr. Levy did not receive a larger proportion of his total annual compensation than the other non-executive directors. Each of the non-executive directors earned the same proportion of cash compensation during 2013 (equal to the sum of half of the third quarter and the full fourth quarter).  We have revised the amounts listed on page 83 of Amendment No. 4 to properly reflect their compensation.

Certain Relationships and Related Transaction, page 84

4.
We note your response to comment 6 from our letter dated April 15, 2014 and reissue. Revise to include the previously deleted disclosure on both 1) the Share Exchange Agreements entered into on August 7, 2012, and 2) Mr. Yao’s loan from February 15, 2011 as this loan was outstanding during part of fiscal year 2012. Otherwise, refer to Instruction 2 to Item 404(d) of Regulation S-K and provide us with detailed analysis for why you “believe Item 404 of Regulation S-K only requires disclosure of related party transactions that occurred since the beginning of the registrant’s last fiscal year or currently proposed transactions.” Please note that your disclosure related to the Share Exchange Agreements should include a list of all parents showing the basis of control and, as to each parent, the percentage of voting securities owned or other basis of control. Refer to Item 404(d)(3) of Regulation S-K.

The Staff’s comment is duly noted and we have reinstated, on page 84 of Amendment No. 4, the disclosures with regard to the loan agreement with Mr. Yao and the Share Exchange Agreements entered into on August 7, 2012. These disclosures include a list of ultimate owners of the 16 BVI entities which received the Company’s shares in connection with the Share Exchange Agreement and the percentages of voting securities owned by each of the 16 CCC shareholders at the time of this prospectus.

5.
Revise your disclosure on Mr. Qin’s interest in WFOE and Pride Online to include the approximate dollar amount of each transaction, the approximate dollar amount of Mr. Qin’s interest in each transaction, and any other information related to these transactions or Mr. Qin, in relation to these transactions, that is material to investors in light of the circumstances. Refer to Items 404(a)(3)-(4), (6) and 404(d)(1) of Regulation S-K.

In response to the Staff’s comment, we have included additional disclosures with regard to the contractual arrangements between WFOE and Pride Online on page 84 of Amendment No. 4 to clarify that Mr. Qin did not receive any consideration in exchange for his agreement to give up his control over Pride Online. It was Mr. Qin’s belief that there was minimal value to Pride Online at the time of such transaction.  We further believe that there is no additional information related to this transaction or Mr. Qin that is material to investors in light of these circumstances.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-8

6.	We note your response to comment 7 from our letter dated April 4, 2014. Please amend your filing to include the information included in response to our comment as previously requested.

In response to the Staff’s comment, we have included the referred to disclosures from our prior response letter on page F-9 of Amendment No. 4.

Note 7. Allowance for Loan Losses, page F-17

7.
We note your response to comment 8 from our letter dated April 4, 2014. We continue to remain unclear as to what the “recoveries” represent in your allowance for loan losses table on page F-18 given that you have never recorded a loan charge-off and your asset quality has decreased due to increases in classified loans and employment of the “Five-Tier Principle.” Also, to the extent you record the difference between the current period balance of ALLL and the prior period balance either as a recovery or provision, we would expect there to be either a recovery or a provision presented but not both. Please tell us and amend your filing to provide a clear understanding of these “recoveries” and their related impact on the provision for loan losses recorded.

In response to the Staff’s comments, we have revised the disclosure on page F-18 to reflect the netting amount of the adjustments to the previously recorded allowances instead of disclosing them separately as “recoveries” and “provisions”.

“Recovery” and “provision” represent the difference of beginning and ending balance of allowance for loan loss as of December 31, 2012 and 2013. If the ending balance is less than the beginning balance, it will be recorded as a “recovery”; if it is larger, it will be recorded as a “provision” in the allowance for loan loss tables. The netting amount of recovery and provision is presented in the income statement.

The following tables show the changes in the allowance for loan losses between December 31, 2012 and December 31, 2013.

In addition, we have included the information for September 30, 2013 to show an example of how the rolling nature of the recoveries work. Of the $565,493 recovery amount disclosed in the table for the allowance for loan losses for the year ended December 31, 2013, $429,195 was the reversal of provision for the nine months ended September 31, 2013 and $136,298 was the reversal of provision for the three months ended December 31, 2013.

	Dec 31, 2013	Dec 31, 2012
Spot rate	6.1122	6.3086
Average rate	6.1943	6.3116

Allowance movement
	Bal @	Bal @	Bal @		Bal @
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013		Dec 31, 2012
Loan receivable, gross	RMB	RMB	USD		USD
Corporate	346,078,221	402,785,688	56,620,893		63,847,080
Personal	205,263,078	138,374,178	33,582,520		21,934,213

Total loan receivable, gross	551,341,299	541,159,866	90,203,413		85,781,293

Allowance for loan losses
Corporate	(6,416,806)	(4,027,857)	(1,049,836)		(638,471)
Personal	(1,993,262)	(1,383,742)	(326,112)		(219,342)

Total allowance for loan losses	(8,410,068)	(5,411,599)	(1,375,948	) (a)	(857,813)

Allowance for loan losses for the year ended Dec 31, 2012 (In USD)
	Corporate	Personal		Total
Beginning balance @ December 31, 2011	(663,867)	(102,806)		(766,673)
Charge-offs	-	-		-
Recoveries	25,396	-		25,396	Tie to Registration
Provisions	-	(116,536)		(116,536)	Statement for 1231
Ending balance @ Dec 31, 2012	(638,471)	(219,342	) (a)	(857,813)
Individually evaluated for impairment	-	-		-
Collectively evaluated for impairment	(638,471)	(219,342)		(857,813)

Allowance for loan losses for the year ended Dec 31, 2013 ( In USD)
	Corporate	Personal	Total
Beginning balance @ December 31, 2012	(638,471)	(219,342)	(857,813)
Charge-offs	-	-	-
Recoveries	288,313	140,882	429,195	Tie 930 10Q
Provisions	(574,339)	(383,950)	(958,289)
Ending balance @ Sep 30, 2013	(924,497)	(462,410)	(1,386,907)	Tie 930 10Q
Charge-offs	-	-	-
Recoveries	-	136,298	136,298
Provisions	(125,339)	-	(125,339)
Ending balance @ Dec 31, 2013	(1,049,836)	(326,112)	(1,375,948)	(a)
Individually evaluated for impairment	-	-	-
Collectively evaluated for impairment	(1,049,836)	(326,112)	(1,375,948)

(a) Tie to “five-tier principle” calculation.

Exhibits

8.	Revise to include a legal opinion in your next filed amendment.

In response to Staff’s comment, we have included the Exhibit 5.1 opinion in Amendment No. 4.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****************

We thank the Staff in advance for its consideration of the foregoing responses and Amendment No. 4. Should you have any questions concerning the foregoing responses, please contact our counsel Benjamin Reichel, Esq., at (212) 370-1300.

Very truly yours,
/s/ Long Yi
Long Yi